DRAFT

June 2, 2011

FILED AS EDGAR CORRESPONDENCE

Mr. Houghton Hallock
Mr. Jeffrey Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advantage Advisers Xanthus Fund, L.L.C. (File No. 811-09205) (the "Fund")
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Hallock and Mr. Long:

Set forth below are the Fund's responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission") that you communicated to me in our telephone conversations of May 24, 2011 and May 26, 2011 in connection with the Preliminary Schedule 14A, including a notice of meeting, proxy statement and proxy card (collectively, the "Proxy Statement"), filed with the Commission by the Fund.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Proxy Statement.

1.	Comment: Please correct the phone number for the Commission’s Public Reference Room that is referenced in the Proxy Statement

Response: The requested change has been made.

2.	Comment: Please more fully describe Alkeon’s role with respect to the Fund and the reason it is entitled to receive increased fees.

Response: The requested changes have been made at page 2 of the Proxy Statement.

3.	Comment: Please note on page 10 of the Proxy Statement whether the Fund’s proposed fee structure and arrangements are similar to that of other similar funds.

Response: The requested disclosure has been added.

4.
Comment:  Please confirm that the statement that the Fund’s cumulative returns for the one year period ended March 31, 2011 substantially exceeded the cumulative returns of the relevant indices is accurate.

Response:  The Fund’s cumulative return for the one year period ended March 31, 2011 was 13.6%, as compared to the indices against which it is benchmarked, the MSCI World Index, which had a cumulative return of 11.20% for the  period and the NASDAQ Composite, which had a cumulative return of 17.19% for the period.  Therefore, the statement regarding the Fund's performance substantially outperforming its indices has been removed from the Proxy Statement.  Additionally, the one year cumulative return of the Fund and of its indices has been added to the Proxy Statement.

Mr. Houghton Hallock
Mr. Jeffrey Long
June 2, 2011

5.
Comment:  Please conform the fee table to the applicable requirements of Form N-2 and revise the examples to show the costs and expenses investors in the Fund will bear both before and after the Restructuring.

Response: The fee table has been revised to conform to the requirements of Form N-2. Additionally, the examples have been revised to reflect expenses both before and after the Restructuring.

6.
Comment:  Please describe in the Proxy Statement the administration and investor services that are currently provided to the Fund and the services that will be provided in connection with the New Services Agreement.

Response:  The administrative and investor services provided to the Fund include supervising accounting, transfer agent and custody services provided to the Fund by the Fund's administrator and custodian; reviewing and assisting in the preparation of the Fund's financial reports and tax returns; assisting in the preparation of regulatory filings; preparing reports and other informational materials for Members; monitoring compliance with regulatory requirements and with the Fund's investment policies and procedures; preparing materials for meetings of the Board and Members; assisting in connection with the drafting and update of the Fund's offering materials and proxy statements; maintaining and updating Member-related information; reviewing and arranging for payment of Fund expenses; monitoring communications between Members and the Fund and responding to questions of Members; assisting the Fund in processing subscriptions for the purchase of interests in the Fund and in conducting offers to repurchase interest; and maintaining certain books and records of the Fund.  These services will continue to be provided to the Fund by Multi-Manager and Alkeon, pursuant to the New Services Agreement between the Fund and Multi-Manager (of which Alkeon will become a non-managing member).  A summary of these services has been added to the Proxy Statement at page 2.

*           *           *           *
           In addition to the foregoing, the Fund acknowledges that:

•           The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Houghton Hallock
Mr. Jeffrey Long
June 2, 2011

•           The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each Fund believes that the foregoing responses, together with changes being made in the Proxy Statement, is fully responsive to all of the Staff’s comments.

Please call the undersigned at (212) 756-2192 with any questions or comments.

Sincerely yours,

/s/ Karen L. Spiegel